BIOZONE PHARMACEUTICALS, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES B CONVERTIBLE PREFERRED STOCK

        The undersigned, Elliot Maza, does hereby certify that:

                1. He is the President and Chief Executive Officer of Biozone Pharmaceuticals, Inc., a Nevada corporation (the “Corporation”).

                2. The Corporation is authorized to issue 5,000,000 shares of preferred stock, of which none are presently issued and outstanding.

                3. The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

        WHEREAS, the articles of incorporation of the Corporation provide for a class of its authorized stock known as preferred stock, consisting of 5,000,000 shares, $0.001 par value per share, issuable from time to time in one or more series;

        WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

        WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock designated “Series B Convertible Preferred Stock,” which shall consist of  1,000,000 shares of the preferred stock which the Corporation has the authority to issue, as follows:

        NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock designated Series B Convertible Preferred Stock (“Series B”) for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to the Series B as follows:

Section 1.                      Liquidation.

(a)           Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series B shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefor, a preferential amount in cash equal to (and not more than) the Stated Value.  All preferential amounts to be paid to the holders of Series B in connection with such liquidation, dissolution or winding up shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to the holders of (i) any other class or series of capital stock whose terms expressly provide that the holders of Series B should receive preferential payment with respect to such distribution (to the extent of such preference) and (ii) the Corporation's Common Stock.  If upon any such distribution the assets of the Corporation shall be insufficient to pay the holders of the outstanding shares of Series B (or the holders of any class or series of capital stock ranking on a parity with the  Series B as to distributions in the event of a liquidation, dissolution or winding up of the Corporation) the full amounts to which they shall be entitled, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full.

(b)           Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible.  Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

Section 2.                      Voting.  Except as otherwise expressly required by law or expressly provided herein, the holders of Series B shall be entitled to vote on all matters submitted to stockholders of the Corporation and each share of Series B held shall be entitled to the number of  votes per share that it will have on an as converted basis.  Except as otherwise required by law or expressly provided herein, the holders of shares of Series B shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

Section 3.                      Automatic Conversion.  Each share of Series B shall automatically, and without any further action on the part of the holder, convert into 205.08308640 shares of Common Stock, $0.001 par value per share, (with the total number of shares issued to each holder rounded up to the nearest share) of the Corporation upon action by the Corporation to increase its authorized Common Stock or combine its shares of Common Stock to permit full conversion of the Series B into Common Stock.

Section 4.                      Other Provisions.

(a) Best Efforts.  The Corporation shall use its best efforts to increase its authorized Common Stock to permit automatic conversion as provided in Section 3.

(b) Record Holders.  The Corporation and its transfer agent, if any, for the Series B may deem and treat the record holder of any shares of Series B as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

Section 5.                      Restriction and Limitations.  Except as required by law so long as any shares of Series B remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series B, take any action which would adversely and materially affect any of the preferences, limitations or relative rights of the Series B.

Section 6.                      Stock Dividends and Stock Splits.  If the Corporation, at any time while the Series B is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock or Common Stock equivalents, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the number of shares of Common Stock issuable upon conversion in Section 3  shall be modified by multiplying such number (as it originally existed or has been subsequently modified by this Section 6) by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event, and of which the denominator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event.  Any adjustment made pursuant to this Section 6 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

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RESOLVED, FURTHER, that the Chief Executive Officer, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Nevada law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 30th day of December, 2013.

/s/ Elliot Maza
Name: Elliot Maza
Title: Chief Executive Officer